PUBLIC

15045611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG KNOX COMPANY LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 ECKER HILL DRIVE
(No. and Street)

PARK CITY (City) UT (State) 84098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KARLA KNOX 435 655 0970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN PC
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. #200 (Address), SALT LAKE CITY (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/26/15

2/27/15

PUBLIC

OATH OR AFFIRMATION

I, KARLA KNOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG KNOX COMPANY LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

STATE OF UTAH
COUNTY OF SUMMIT

Sworn to (or affirmed) and subscribed before me this 19 day of Feb, 20 15, by Karla Knox

[signature] Lisa Valiant
Notary Public's Signature Notary Name
My Commission Expires on 3-7-16
Notary Public

[signature]
Signature

CFO / FINOP
Title

LISA VALIANT
Notary Public, State of Utah
Commission # 653945
My Commission Expires
March 07, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RG KNOX COMPANY, LLC

Independent Auditor's Report
and
Statement of Financial Condition

December 31, 2014

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RG KNOX COMPANY, LLC

Independent Auditor's Report
and
Statement of Financial Condition

December 31, 2014

CRD #148005

**** PUBLIC ****

RG KNOX COMPANY, LLC

Table of Contents

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of RG Knox Company, LLC
Park City, Utah

We have audited the accompanying financial statements of RG Knox Company, LLC (a Utah corporation), which comprise the statement of financial condition as of December 31, 2014, and the related notes to the financial statements and supplemental information. RG Knox Company, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RG Knox Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of RG Knox Company, LLC's financial statements. The supplemental information is the responsibility of RG Knox Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
January 31, 2015

RG KNOX COMPANY, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	49,182
Prepaid expenses		2,306
Other current assets		1,371
Total Current Assets		52,859
Equipment, net		-
Other long-term asset		2,857
Total Assets	**$**	**55,716**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	2,810
Accrued expenses		576
Total Current Liabilities		3,386
Total Liabilities		**3,386**
Members' Equity		
Members' capital		191,645
Retained deficit		(139,315)
Total Members' Equity		**52,330**
Total Liabilities and Members' Equity	**$**	**55,716**

See accompanying notes to the statement of financial condition

RG KNOX COMPANY, LLC
Notes to Statement of Financial Condition
December 31, 2014

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RG KNOX COMPANY, LLC (the "Company") is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Following is a summary of the Company's significant accounting policies:

Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2014, the Company did not have any amount in excess of the FDIC coverage.

NOTE C EQUIPMENT

The cost basis of equipment and its accumulated depreciation at December 31, 2014 is $22,050.

NOTE D PENSION PLAN/401k PLAN

The Company maintains a 401k plan for its employee. Contributions to this plan are discretionary. The Plan commenced in 2011. There was no accrued pension plan payable at December 31, 2014.

NOTE E NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2014, the Company had net capital of $45,796, which was $40,796 in excess of its required net capital of $5,000.

NOTE F RELATED PARTY TRANSACTIONS

The Company has paid 55% of its commissions earned to a party sharing common ownership. During the year ended December 31, 2014, the Company did not owe or pay any commissions to this related party.

NOTE G SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2015, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its year ended December 31, 2014.